CUSIP No. 458118106	13D	Exhibit 99.2

PROPOSAL LETTER
CONFIDENTIAL

April 12, 2016

The Board of Directors
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

Dear Members of the Board of Directors:

We, Libin Sun, Liang Xu, Haiping Zhou, Zhibin Lin, Junping Chen, Libin Yang, and Nauman A. Aly (collectively, “we” or “us”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of common stock of Integrated Device Technology, Inc. (the “Company” or “IDT”) not beneficially owned by us for a purchase price of $32.00 per share in cash (the “Transaction”).

This all-cash Transaction would provide stockholders with immediate liquidity at a substantial premium to the market’s assessment of IDT’s value.  Our Proposal represents a premium of 65% to the closing price of the Company’s common stock on April 11, 2016.  By any measure, we believe our Proposal represents a compelling opportunity that your stockholders will find extremely attractive.

In addition, in order to guarantee that stockholder value is being maximized, we have included in our filings today a draft merger agreement that contemplates a “go shop” provision that would allow the Board to solicit competing proposals for a period following execution of our agreement.  We are aware that numerous parties have expressed acquisition interest in IDT, and this structure guarantees that the Company will secure a healthy premium for its stockholders while holding open the opportunity to obtain an even higher premium.  Our draft merger agreement contains no financing condition, and we have endeavored to make this a document that is both customary for transactions of this type and fair to both sides in order to facilitate a quick negotiation.  We are eager to move ahead expeditiously.

Our Proposal is subject to a confirmatory due diligence review of the Company which, with the cooperation of management, we believe can be completed within 30 days.  With access to private diligence materials, we believe there is a further opportunity to increase our current offer, which is based on publicly disclosed information only.  We are available to sign an appropriate confidentiality agreement and commence our due diligence review immediately.

The Transaction would be subject to the approval of the Company’s Board of Directors and the negotiation and execution of mutually agreeable definitive transaction documents.  We would be happy to meet with members of the Board, senior management and your advisors as soon as practicable to answer any questions about our Proposal or the attached draft and to work out the details for moving toward a completed Transaction.

We intend to finance the Transaction with a combination of debt and equity capital.  Equity financing would be provided by us, in the form of cash and rollover equity in the Company, and from any additional equity investor who may be admitted to the Transaction.  Debt financing is expected to be provided by loans from third party financial institutions.  We are confident that we can timely secure adequate financing to consummate the Transaction.

Please note that this Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future.  This letter is a preliminary indication of interest by us and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person.  The parties will be bound only upon the execution of mutually agreeable definitive documentation.

Please note that we will promptly file a beneficial ownership report on Schedule 13D disclosing the submission of this letter.  As a result of our substantial share ownership in IDT, SEC rules oblige us to make the existence and contents of this letter public.

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion.  Should you have any questions regarding this Proposal, please do not hesitate to contact us.  We look forward to hearing from you.

[Signature Page Follows]

Sincerely,

LIBIN SUN

By:	/s/ Libin Sun
Name: Libin Sun

LIANG XU

By:	/s/ Liang Xu
Name: Liang Xu

HAIPING ZHOU

By:	/s/ Haiping Zhou
Name: Haiping Zhou

ZHIBIN LIN

By:	/s/ Zhibin Lin
Name: Zhibin Lin

JUNPING CHEN

By:	/s/ Junping Chen
Name: Junping Chen

LIBIN YANG

By:	/s/ Libin Yang
Name: Libin Yang

NAUMAN A. ALY

By:	/s/ Nauman A. Aly
Name: Nauman A. Aly

Signature Page to Proposal Letter